EXHIBIT 99.1

CTDC Announces Internet Availability of Proxy Materials for an Extraordinary General Meeting of Shareholders

HONG KONG – February 17, 2012 – China Technology Development Group Corporation (NASDAQ: CTDC; “CTDC” or the “Company”), a growing clean energy group that provides solar energy products and solutions, based in Hong Kong with sales offices in Milan and Frankfurt, and facilities in China today announced that the Internet availability of proxy materials for its extraordinary meeting of shareholders (the “EGM”) to be held at the Company’s offices located at Unit 1010-11, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong on March 30, 2012 at 10:00 a.m., local time under the U.S. Securities and Exchange Commission’s Notice and Access rule. The proxy materials can be found on the website https://materials.proxyvote.com/G84384.

On February 17, 2012, a Notice of Internet Availability of Proxy Materials (“the Notice”) is being mailed to the shareholders of record., with instructions on how to access our proxy materials over the Internet, as well as information regarding the Notice and the Proxy Statement for the EGM, how to request and receive a paper or e-mail copy, and how to vote by Internet, by mail, or in person at the meeting, The shareholders of record may request hard copies of the proxy materials free of charge by following the instructions provided in the Notice We believe that the Notice should expedite shareholders’ receipt of proxy materials, lower the costs of the general meeting and minimize impact on the environment.

The Notice and the Proxy Statement for the EGM have been incorporated as exhibits attached to the Form 6-K filed with SEC.

http://www.nasdaq.com/asp/quotes_sec.asp?selected=CTDC&symbol=CTDC.

About CTDC:

CTDC is a fast growing clean energy group in China based in Hong Kong, providing solar energy products and solutions to the global market under the “LSP” brand.

CTDC’s major shareholder is China Merchants Group, a state-owned conglomerate in China (http://www.cmhk.com).

For more information, please visit http://www.chinactdc.com

Forward-Looking Statement Disclosure:

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) the Company’s ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding the Company’s product volume growth, market share, prices and margins; E) expectations and targets for the Company’s results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and the Company’s ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that the Company currently expects. Factors that could cause these differences include the risk factors specified on the Company’s annual report on Form 20-F for the year ended December 31, 2010 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. The Company does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Enquiry:

Weining Zhang, Chief Communications officer

Anxiang Hu, Senior PR/IR Manager

China Technology Development Group Corporation

Tel: +1 415 358 0899

Email: ir@chinactdc.com

Web: www.chinactdc.com